

Mail Stop  3030


September 15, 2009


Via U S Mail and FAX [ (408) 716-2487 ]


Mr. Brian R. McDonald
Chief Financial Officer, Vice President of Worldwide Finance and Secretary
Advanced Analogic Technologies Incorporated
3230 Scott Boulevard
Santa Clara, California 95054


> **Re:    Advanced Analogic Technologies Incorporated**
> **Form 8-K for Item 4.02**
> **Filed September 15, 2009**
> **File No. 000-27419**


Dear  Mr. McDonald:

We have reviewed your filing and have the following comment.  Where indicated, we think you should revise your document in response to the comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed September 9, 2009

1.  We note that you intend to restated your financial statements for the fiscal years
    2006, 2007 and 2008, and for the first and second quarters of 2009.  However you
    have not indicated how or when you intend to file these restated financial
    statements.  Also, you have not indicated how you will address the need to restate
    the quarters of the fiscal years 2006, 2007 and 2008.  Please tell us how and when
    you intend to file restated financial statements.  We may have further comment
    after you file the restated financial statements.

    Please file your response and amendment via EDGAR in response to the comment
within 5 business days after the date of this letter.  Please contact the staff immediately if
you require longer than 5 business days to respond.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the registrant and its
management are in possession of all facts relating to a registrant's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the registrant acknowledging that:
*   the registrant is responsible for the adequacy and accuracy of the
    disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments
    do not foreclose the Commission from taking any action with respect to
    the filing; and
*   the registrant may not assert staff comments as a defense in any
    proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

       If you have any questions, please call me at (202) 551-3606.  In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

       Sincerely,


       Jeanne Bennett
       Staff Accountant